# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Edgemode, Inc., CIK 0001652958
CUSIP: 35131P102
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 110 E. Broward Blvd., Suite 1700, Ft. Lauderdale, Florida (FL), 33301
Date of event which requires filing of this statement: 12/10/2025
Amends the filing with accession number 0001683168-25-006341
Filed by CIK 0001908638
Persons authorized to receive notices and communications: Simon Enrico Wajcenberg, 110 E. Broward Blvd., Suite 1700, Ft Lauderdale, Florida (FL), 33301, 954-380-3343

## Reporting persons
- Wajcenberg Simon Enrico (CIK 0001908638): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 728,917,710; shared voting power 0; sole dispositive power 728,917,710; shared dispositive power 0; aggregate amount beneficially owned 728,917,710 (24.4% of the class)
  Comment: For the amounts in Row (7) and (11), does not include one share of the Issuer's Series D Preferred Stock owned by the Reporting Person. The Series D Preferred Stock is entitled to vote together with the holders of common stock on all matters submitted to a vote of shareholders and each share of Series D Preferred Stock entitles the holder to voting power equal to 25.5% of the issued and outstanding shares of the Issuer's common stock.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: Edgemode, Inc.
Address of issuer's principal executive offices: 110 E. Broward Blvd., Suite 1700, Ft. Lauderdale, Florida (FL), 33301

## Item 2. Identity and Background
Name of person filing: Simon Wajcenberg
Residence or business address: 110 E. Broward Blvd., Suite 1700, Ft. Lauderdale, FL 33301
Present principal occupation or employment: Mr. Wajcenberg is the Chief Financial Officer and a director of Edgemode, Inc.
Criminal convictions in the last five years: During the past five years the Reporting Persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was the Reporting Person a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: No
Citizenship: United Kingdom

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On December 10, 2025, the Reporting Person converted $386,000 of accrued salary under that certain Employment Agreement dated January 31, 2022, as amended, and acquired one share of the Company's Series D Preferred Stock.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person is the Chief Financial Officer and a director of the Issuer. He acquired all of his securities with the purpose of exercising control.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns 728,917,710 shares of the Issuer's common stock. This includes 54,354,099 shares of common stock held in the name of the Reporting Person's wife. Does not include one share of the Issuer's Series D Preferred Stock owned by the Reporting Person. The Series D Preferred Stock is entitled to vote together with the holders of common stock on all matters submitted to a vote of shareholders and each share of Series D Preferred Stock entitles the holder to voting power equal to 25.5% of the issued and outstanding shares of the Issuer's common stock. The above number of shares amounts to approximately 24.4% of the 2,985,583,481 outstanding shares of common stock as of November 12, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of all shares beneficially owned by the Reporting Person.
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D under Item 3 above, the Reporting Person did not engage in any transactions in shares of the Company's common stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: In connection with the Reporting Person's ownership he entered into a Conversion Letter Agreement dated December 10, 2025 with the Issuer. Copies of the document is included as an exhibit to this report and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: EX-10.1, Simon Wajcenberg Conversion Letter Agreement dated December 10, 2025, Incorporated by Reference to Form 8-K filed December 10, 2025 as EX-10.1

## Signatures
- Wajcenberg Simon Enrico: /s/ Wajcenberg Simon Enrico, individually (12/11/2025)